EX-FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$163,539,916.08 (1)	0.01531%	$25,037.96 (2)
Fees Previously Paid			—
Total Transaction Valuation	$163,539,916.08
Total Fees Due for Filing			$25,037.96
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$25,037.96

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 8,625,523 Class S Units of North Haven Private Income Fund LLC at a price equal to $18.96 per unit, which represents the Company’s net asset value as of December 31, 2024.

(2) Calculated at $153.10 per $1,000,000 of the transaction value.